15049853

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH., D.C. 201 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halen Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 So. Missouri Avenue
(No. and Street)

Clearwater, (City) FL (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(727) 446-6660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Company, CPAs LLC
(Name – *if individual, state last, first, middle name*)

10320 N 56th Street, Suite 300 (Address) Temple Terrace (City) FL (State) 33617 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14
KW

OATH OR AFFIRMATION

I, the undersigned officer of Halen Capital Management, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halen Capital Management, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

MICHELLE SICARD
Notary Public, State of Florida
My Comm. Expires Mar. 31, 2018
No. FF 107998

Signature

Managing Principal
Title

Michelle Sicard
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Green & Company, CPAs

A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Halen Capital Management, Inc.

We have audited the accompanying financial statements of Halen Capital Management, Inc. (a Florida company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Halen Capital Management, Inc.' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The December 31, 2013 financial statements were audited by a predecessor independent registered public accounting firm that issued an unqualified opinion on February 28, 2014.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Halen Capital Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Halen Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Halen Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Green & Company, CPAs

Tampa, FL
February 20, 2015

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

To the Board of Directors and Stockholder
Halen Capital Management, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition for Halen Capital Management, Inc. (the "Company") as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

HALEN CAPITAL MANAGEMENT, INC.
Statements of Financial Condition
At December 31, 2014 and 2013

	2014	2013
Assets		
Current Assets:		
Cash and due from banks	$ 392,730	$ 212,536
Accounts Receivable	1,289,346	150,494
Prepaid expenses	57,584	36,428
Other assets	45,779	17,318
Total current assets	1,785,439	416,776
Equipment, net	18,163	7,144
Goodwill & other intangible assets	94,256	94,256
Total assets	$ 1,897,858	$ 518,176
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts Payable	$1,016,684	$ 51,931
Accrued expenses	131,495	12,000
Other liabilities	9,065	48,363
Total current liabilities	1,157,244	112,294
Commitments and related party transactions (Notes 7, 12 and 13)		
Stockholders' equity:		
Common stock – no par value; 100,000 shares authorized, 1,000 shares issued and outstanding, respectively;	—	—
Additional paid-in capital	825,000	549,343
Accumulated deficit	(84,386)	(143,461)
Total stockholders' equity	740,614	405,882
Total liabilities and stockholders' equity	$ 1,897,858	$ 518,176

See Accompanying Notes to Consolidated Financial Statements.

HALEN CAPITAL MANAGEMENT, INC.
Statement of Operations
Years Ended December 31, 2014 and 2013

	2014	2013
REVENUE		
Trading profits	$ 2,279,292	$ 586,318
Finder's fees	2,086,700	—
Placement fee income	1,203,401	739,032
Commissions	74,862	57,506
Managed account fees	52,731	—
Other income	7,500	—
Total revenue	5,704,486	1,382,856
EXPENSES		
Compensation and benefits	4,563,775	975,227
Occupancy and equipment expense	58,698	19,698
Business development	175,559	86,590
Registration and licensing	27,820	11,736
Terminal fees	136,484	51,268
Clearing expense	124,151	77,906
Regulatory fees and costs	22,969	25,518
Data processing costs	87,923	30,649
Office supplies, telephone and postage	6,569	1,805
Advertising and public relations	102,000	—
Professional fees	164,846	53,157
Management fees	153,938	220,652
Insurance costs	8,901	5,100
Other miscellaneous expense	18,364	7,813
Total expenses	5,651,997	1,567,119
Income (Loss) from operations:	52,489	(184,263)
OTHER INCOME (EXPENSE):		
Interest income - Other	6,586	36,852
Net Income (Loss)	$ 59,075	$ (147,411)

See Accompanying Notes to Consolidated Financial Statements.

HALEN CAPITAL MANAGEMENT, INC.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2014 and 2013

	Common Shares		Paid in Capital	Retained Eanings	Total Equiy
	Number	Amount			
Balance, December 31, 2012	1,000	-	$ 375,000	$ 3,950	$ 378,950
Capital contributions	-	-	170,000	-	170,000
Stock Compensation Expens	-	-	4,343	-	4,343
Net loss	-	-	-	(147,411)	(147,411)
Balance, December 31, 2013	1,000	-	549,343	(143,461)	405,882
Capital contributions	-	-	275,657	-	275,657
Net income	-	-	-	59,075	59,075
Balance, December 31, 2014	1,000	$ -	$ 825,000	$ (84,386)	$ 740,614

See Accompanying Notes to Consolidated Financial Statements.

HALEN CAPITAL MANAGEMENT, INC.
Statement of Cash Flows
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows used in operating activities:		
Net loss	$ 59,075	$ (147,411)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Increase in accounts receivable	(1,138,852)	(135,249)
Increase in prepaid expenses	(21,156)	(23,680)
Increase in other assets	(28,461)	(17,318)
Stock-based compensation	—	4,343
Depreciation expense	4,660	640
Increase in accounts payable	964,753	51,798
Increase in accrued expenses and other liabilities	80,197	59,113
Net cash used in operating activities	(79,784)	(207,764)
Cash flows used in investing activities:		
Purchase of premises and equipment	(15,679)	(7,784)
Net cash used in investing activities	(15,679)	(7,784)
Cash flows from financing activities:		
Capital contributions	275,657	170,000
Net cash provided by financing activities	275,657	170,000
Net increase (decrease) in cash and due from banks	180,194	(45,548)
Cash and due from banks at beginning of period	212,536	258,084
Cash and due from banks at end of period	$ 392,730	$ 212,536

See Accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

General. Halen Capital Management, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation. The Company was acquired by AtlasBanc Holdings, Corp. ("Parent") on October 31, 2012. The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. Halen's primary focus is on two market segments, fixed income and investment banking.

Subsequent Events. Management has evaluated events occurring subsequent to the Consolidated Statement of Financial Position through February 20, 2015 (the financial statement issuance date). Management has determined that no significant events require additional disclosure in these consolidated financial statements.

Use of Estimates. In preparing these financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable. Accounts receivable include fee income receivables from broker-dealers and clearing organizations, other fees receivable for which services have already been completed, and loans to employees and independent contractors. A corresponding payable is recorded for commissions due to our employees and independent contractors on trading profits, commissions and other fees earned but not yet received.

Equipment, net. Furniture, fixtures, and data processing equipment, are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the depreciable assets, ranging from three to seven years. The useful lives used in computing depreciation range as follows:

Furniture and fixtures	3 - 7 years
Data processing equipment and software	3 – 5 years

Goodwill. The Company tests goodwill for impairment annually. The test requires the Company to determine the fair value of the Company and compare its fair value to its carrying value. The fair value of the Company is estimated using management valuation models. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. Changes in management's valuation of the Company may affect future results of operations through the recognition of a goodwill impairment charge. At December 31, 2014 and 2013, the fair value of the reporting unit was greater than its carrying value. Therefore, goodwill was not impaired. If the fair value of the Company declines below the carrying amount, the Company would have to perform the second step of the impairment test. This step requires the Company to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to the purchase price allocation.

(1) Summary of Significant Accounting Policies, Continued

Revenue Recognition. Gross revenues for the Company include from fixed income distribution, finder's fees, investment banking, commissions and other miscellaneous fees. Revenues are recognized when earned and the transaction or services performed are essentially complete.

The Company operates fixed income trading and distribution centers in Clearwater, New York, and San Antonio, Texas. These centers service other financial services institutions including, banks, broker dealers, hedge funds and Registered Investment Advisors ("RIAs"). At present, Halen has operations and production in riskless principal trading, or distribution for fixed income. Revenues and related expenses from these securities transactions are recorded on a settlement date basis.

On occasion, the Company may earn a finder's fee for identifying sources for project financing to others. Our responsibility is limited to introducing the client to potential funding sources and does not participate in the negotiation of, make recommendations, or give advice surrounding the funding transaction. These revenues are recognized when our performance in connection with the transaction is complete.

The Company operates its investment banking activities out of two offices in Denver, Colorado. The first office focuses on general investment banking opportunities while the second office specializes in the mining and oil and gas industry. Investment banking revenues are recorded at the time a transaction is completed and the related income is reasonably determinable. Investment banking revenues include underwriting fees, net of reimbursable expenses, earned in connection with private placement of securities. Securities received in connection with investment banking transactions are carried at fair value.

Commission and other income include, but are not limited to, commissions earned on annuities, mutual funds and insurance products. Commission income is recorded as securities transactions occur and at the time income is reasonably determinable.

Income Taxes. The Company files a consolidated tax return with its Parent to the federal and state taxing authorities. GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. As of December 31, 2014 and 2013, management was not aware of any uncertain tax positions that would have a material effect on the Company's consolidated financial statements. The Company recognizes interest and penalties on income taxes, if any, as a component of income tax expense.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more-likely-than-not criterion is met, that is, unless a greater than 50% probability exists that the tax benefits will not actually be realized sometime in the future. A tax position that meets

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, (continued) the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Advertising. The Company expenses all media advertising as incurred.

Reclassifications. Certain reclassifications may have been made to prior period financial statements to conform to the 2014 financial statements presentation. These reclassifications, if made, only changed the reporting categories but did not affect our results of operations or financial position.

Recent Pronouncements. Accounting Standards Update (ASU) No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. It requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." ASU No. 2014-15 will be effective for annual periods ending after December 15, 2016, and interim periods thereafter with early adoption permitted. Adoption of ASU No. 2014-15 is not expected to have a significant impact on our financial statements.

Accounting Standards Update ASU No. 2014-11, "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" requires entities to account for repurchase-to-maturity transactions as secured borrowings rather than as sales with forward repurchase agreements and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers (specifically, repos, securities lending transactions, and repurchase-to-maturity transactions) accounted for as secured borrowings. The accounting-related changes are effective for the first interim or annual period beginning after December 15, 2014. The disclosures for certain transactions accounted for as sales are required for interim and annual periods beginning after December 15, 2014. The disclosures for repos, securities lending transactions, and repos-to-maturity accounted for as secured borrowings are required for annual periods beginning after December 15, 2014, and interim periods beginning after March 15, 2015. Early adoption of the ASU No. 2014-11 is prohibited. Adoption of ASU No. 2014-11 is not expected to have a significant impact on our financial statements.

Accounting Standards Update ASU No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists," provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This ASU applies to all entities with unrecognized tax benefits that also have tax loss or tax credit carryforwards in the same tax jurisdiction as of the reporting date. ASU No. 2013-11 became effective on January 1, 2014 and did not have a significant impact on the financial statements.

(1) Summary of Significant Accounting Policies, Continued

Recent Pronouncements, (continued). The Financial Accounting Standards Board and other entities have issued additional new or modifications to, or interpretations of, existing accounting guidance during 2014. Management has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Company's reported financial position or operations in the near term.

(2) Accounts Receivable

Accounts receivable include fee income receivables from broker-dealers and clearing organizations, other fees receivable for which services have already been completed, and loans to employees and independent contractors.

The receivables from broker-dealer and clearing organizations are principally for amounts due on fixed income distribution trading profits and other commissions receivable which are settled within 30 days of the transaction.

Through our investment banking division, in December 2014, the Company into an agreement whereby the Company agreed to introduce a firm to potential funding sources which would provide financing totaling $596.2 million. The Company's responsibilities were limited to the introduction of those potential funding sources. The Company did not participate in the negotiations surrounding the funding transaction, make recommendations or give advice concerning the funding transaction or act as placement or sub-placement agent in the transaction. For these services, the Company earned $2.1 million of which $1.0 million was payable immediately with the remaining $1.1 million payable in two installments in 2015.

We offer loans to independent contractors and certain key revenue producers, primarily for recruiting and retention purposes. These loans are generally repaid over a twelve to eighteen month period with interest recognized as earned. There is no fee income associated with these loans. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us.

In determining the allowance for doubtful accounts related to former employees or independent contractors, management primarily considers our historical collection experience as well as other factors including: any amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statements of Financial Condition, net of their applicable allowances for doubtful accounts. The was no allowance for doubtful accounts balance associated with all of our loans to financial advisors at December 31, 2014 and 2013, respectively. Of the December 31, 2014 loans to financial advisors, the portion of the balance associated with financial advisors who are no longer affiliated with us is $11,574.

(2) Accounts Receivable, Continued

The accounts receivable at December 31, 2014 and 2013, are summarized as follows:

	2014	2013
Other fees receivable	$ 1,094,200	$ 405
Broker dealer and clearing organizations	88,855	74,533
Independent contractor/employee loans	106,291	75,556
Accounts Receivable	$ 1,289,346	$ 150,494

Commission payable, included under accounts payable on the Statement of Financial Condition, to our employees and independent contractors on trading profits, commissions and other fees earned, included in above, on December 31, 2014 and 2013, respectively, were as follows:

	2014	2013
Other fees receivable	$ 923,270	$ —
Broker dealer and clearing organizations	91,106	32,265
Commissions Payable	$ 1,014,376	$ 32,265

(3) Equipment, net

A summary of premises and equipment as of December 31, 2014 and 2013, respectively, is as follows:

	2014	2013
Furniture and fixtures	$ 12,763	$ 3,267
Data processing equipment and software	10,700	4,517
Total, at cost	23,463	7,784
Less accumulated depreciation	(5,300)	(640)
Premises and equipment, net	$ 18,163	$ 7,144

Depreciation expense was $4,660 and $640, for the years ended December 31, 2014and 2012, respectively.

The Company leases a satellite facility in San Antonio, Texas. Rent expense was $31,993 and $4,883 for the years ended December 31, 2014 and 2013, respectively. This lease is for 36 months. Lease commitments for future rent expense are as follows:

2015	$ 39,134
2016	40,053
2017	27,187
Total	$106,374

(4) Goodwill

On October 31, 2012, 100% of the outstanding common stock of Halen was acquired by AtlasBanc Holdings, Corp. for $145,000. The accompanying financial statements include the results of operations of the Company for the period subsequent to the acquisition. The purchase price was allocated as follows ($ in thousands):

Cash	$ 56,521
Due to brokers	(5,7776)
Goodwill	94,256
Total	$ 145,000

At December 31, 2014 and 2013, respectively, the fair value of the Company was greater than its carrying value. Therefore, goodwill was not impaired. If the fair value of the Company declines below the carrying amount, the Company would have to perform the second step of the impairment test. This step requires the Company to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to purchase price allocation.

(5) Income Taxes

The Income tax benefit differs from the amount of income tax determined by applying the US federal income tax rate to pretax loss for the period ended December 31, 2014 and 2013 due to the following:

	2014		2013	
	Amount	Rate	Amount	Rate
Computed tax (expense) benefit at statutory rate	$ (20,086)	(34.0)%	$ 50,120	34.0 %
(Increase) decrease) in income taxes resulting from:				
State income taxes, net of federal tax benefit	(2,127)	(3.6)%	5,307	3.6 %
Stock-based compensation	—	0.0 %	(1,633)	(1.1)%
Other miscellaneous	(2,848)	(0.3)%	(5,325)	(3.6)%
Total income tax benefit	$ 25,061	42.4 %	$ 48,469	32.9 %
Valuation allowance	(25,061)	(42.4)%	(48,469)	(32.9)%
Total income tax benefit recorded	$ —	0.0 %	$ —	0.0 %

At December 31, 2014 and 2013, the Company assessed its earnings history and trend over the past year, its estimate of future earnings over the next twelve months, and the expiration date of the net operating loss carryforward and determined that it is more likely than not that the deferred tax assets will not be realized in the near term. Accordingly, a valuation allowance is recorded at December 31, 2014 and 2013. Therefore, there was no tax benefit recorded during the period.

All income tax benefits in 2014 and 2013 were deferred income taxes.

(5) Income Taxes, Continued

The components of the net deferred tax asset at December 31, 2014 and 2013 are as follows (in thousands):

Deferred tax assets (liabilities):	2014	2013
Net operating loss carryforwards	$ 28,464	$ 81,181
Other accrued expenses	26,320	4,512
Contributions Carryforward	6,392	—
Stock-based compensation	1,633	1,633
Other, net	(73)	1,633
Deferred Tax Asset	62,736	87,326
Valuation Allowance	(62,736)	(87,326)
Net Deferred Tax Asset	$ —	$ -

At December 31, 2014, the Company had net operating loss carryforwards of approximately $76,000 available to offset future taxable income. Of that amount, $74,000 of these federal and state net operating loss carryforwards we acquired as part of the acquisition of the Company in 2012 (See Note 4 – Goodwill), and are subject to an annual limitation of $4,350 by Internal Revenue Code Section 382. These carryforwards will begin to expire in 2031.

Halen files consolidated income tax returns with its parent AtlasBanc Holdings, Corp. in the U.S. federal and state jurisdiction. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2011.

(6) Related Party Transactions

The Company operated under a Management Services Agreement (the "Agreement") with the Parent during 2014 and 2013, where the Parent and/or its subsidiaries provided certain accounting, administrative and personnel services required by the Company in order to conduct business or pay for costs of such services on behalf of the Company. The Parent and/or its subsidiaries received $178,955 and $269,348 for those services for the years ended December 31, 2014 and 2013, respectively. Such amounts consisted of management oversight fee, occupancy charges and other charges as follows:

	2014	2013
Management Oversight Fees	$ 153,937	$ 220,652
Occupancy charges	19,340	13,484
Other charges	5,678	35,212
Total	$ 178,955	$ 269,348

The Company recognized $537,940 and $713,740 of placement fee income in connection with the sale of the Parent's common stock in 2014 and 2013, respectively. These fees are representative to those that would have been earned in an arm's length transaction.

(7) Net Capital Requirements

Halen is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Halen had net capital of $255,536 and $250,736 at December 31, 2014 and 2013, respectively. These amounts were $155,536 and $150,736, respectively, in excess of the required capital of $100,000, and the percentage of aggregate indebtedness to net capital was 453.0% and 45.0%, respectively.

(8) Contingencies

On December 24, 2013 the Company entered into a Memorandum of Understanding ("Agreement") with Stifel Nicolas ("Stifel") and John Schaible related to the failure to fulfill certain contractual obligations related to the delivery of certain securities to Stifel. The terms of the Agreement provide for the payment of $250,000 on December 8, 2013 by John Schaible to Stifel and payment by John Schaible of $672,000 to Stifel by January 15, 2016 either in cash or through referral of business. On December 31, 2013 the Company entered into an Assignment of Claim Agreement ("Assignment") with its Parent, whereby the Parent agreed to assume liability to resolve all outstanding claims and obligations and to indemnify Mr. Schaible with respect to the Agreement. Therefore, there was no impact on the accompanying financial statements as a result of the agreement. As part of the resolution of this matter, a binding FINRA arbitration has been scheduled in New York in April 2015.

FINRA Inquiry
Under its regulatory mandate, FNRA regularly investigates the sale of securities of an affiliated company by a member firm to determine if any violations of federal securities laws or FINRA, NASD, NYSE, or MSRB rules have occurred. On November 6, 2013, the Company, and its subsidiary, Halen Capital Management, Inc. were notified of such an investigation. This inquiry should not be construed that the FINRA Enforcement department or its staff has determined that any such violation has occurred.

Various legal claims may arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

Schedule I

HALEN CAPITAL MANAGEMENT, INC.
Schedule of Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

December 31, 2014

Net Capital

Total stockholders' equity from statement of condition	$	740,614
Less non-allowable assets:		
Goodwill		(94,256)
Premises and equipment		(18,163)
Receivables from non-customers		(269,296)
Prepaid expenses		(57,584)
Other assets		(45.779)
Net capital	$	255,536

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)	$	77,150
Minimum net capital required of reporting broker or dealer	$	100,000
Minimum net capital requirement (greater of above)	$	100,000
Excess net capital	$	155,536
Aggregate indebtedness	$	1,157,244
Percent of aggregate indebtedness to net capital		453%

Reconciliation of Supporting Schedules with Most Recent Part II Filing

There are no material differences between the computations of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

ż Company, CPAs
'B Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Halen Capital Management, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Halen Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Halen Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii): (the "exemption provisions") and (2) Halen Capital Management, Inc. stated that Halen Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Inc.'s' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Halen Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ Green & Company, CPAs

Tampa, FL
February 20, 2015

Exemption Report - Halen Capital Management, Inc.

Halen Capital Management, Inc.'s (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(ii): (the "exemption provisions"). Halen Capital Management, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception. Management is responsible for compliance with the exemption provisions and its statements.

Green & Company, CPAs
A PCAOB Registered Accounting Firm

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Halen Capital Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Halen Capital Management, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. SIPC, solely to assist you and the other specified parties in evaluating Halen Capital Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. Halen Capital Management, Inc.'s management is responsible for Halen Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the company's general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing revenues and commissions earned, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of detailed revenues, commissions received, and commissions paid supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Green & Company, CPAs

Tampa, FL
February 20, 2015

10320 N 56th Street, Suite 330 *Tampa, FL 33617* *813.606.4388*